Exhibit 99.(p)(15)

Code of Ethics Pursuant to SEC Rule 204A-1 under the Investment

Advisers Act of 1940 and Rule 17j-1 under the Investment Company

Act of 1940

Introduction

The SEC’s Code of Ethics rules along with the FCA’s Conduct of Business rules govern the Personal Account Dealing policy and procedures (PAD) of TwentyFour Asset Management LLP (“TwentyFour AM”) and its group companies (meaning TwentyFour AM and its subsidiaries, collectively the “Firm”). The following describes the Firm’s policies and procedures pursuant to the SEC’s Code of Ethics rules. The SEC’s Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940 (the “Rules”) requires each registered investment adviser1 and sub-adviser to an investment company to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable U.S. Federal Securities Laws;

•	Reporting and review of personal securities transactions and holdings;

•	Reporting of violations of the code of ethics; and

•	The provision of the code to all staff members of the Firm and an acknowledgement of their receipt.

For purposes of this document, staff members includes, but is not limited to, full time employees, part time employees, directors, partners, contractors, secondees (but not the secondees from Vontobel Asset Management Boutique (VAMUS)), graduate recruits and interns. For SEC purposes, all staff members will be considered Access Persons/Supervised Persons and will need to comply with this Code of Ethics.

Fiduciary Standards and Compliance with the U.S. Federal Securities Laws

At all times, the Firm and its staff members must comply with the spirit and the letter of the U.S. Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics and PAD (the “Code”). All questions regarding the Code should be directed to the CCO. Staff members must cooperate to the fullest extent reasonably requested by the CCO to enable (i) the Firm to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his or her duties under the Firm’s Compliance Manual (“the Manual”).

All staff members will act with competence, dignity, integrity, and in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow staff members. Staff members must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting the Firm’s services, and engaging in other professional activities.

The Firm expects all staff members to adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, the Firm must act in its clients’ best interests. Neither the Firm, nor any staff member should ever benefit at the expense of any client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

1 TwentyFour Asset Management (US) LP is a registered investment adviser and also provides sub-advisory services to a mutual fund client. The Code of Ethics is a requirement of TwentyFour Asset Management (US) LP, however, the non-SEC registered TwentyFour AM entities also adopt this Code of Ethics into its everyday responsibilities.

Staff members are generally expected to discuss any perceived risks, or concerns about the Firm’s business practices, with their direct supervisor. However, if a staff member is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Distribution and Disclosure of the Code of Ethics Policy

The Firm will distribute the Code to each staff member upon the commencement of employment and upon any change to the Code. All staff members must acknowledge that they have received, read, understood, and agree to comply with the Code.

The Firm will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish clients and investors with a copy of the Code of Ethics. All client requests for the Firm’s Code of Ethics should be directed to the CCO.

Reporting of Violations

Staff members must promptly report any suspected violations of the Code of Ethics to the CCO. To the extent practicable, the Firm will protect the identity of a staff member who reports a suspected violation. However, the Firm remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation.

Retaliation against any staff member who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a staff member to civil, regulatory or criminal sanctions. No staff member will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

The Firm maintains a late log that records violations of the code of ethics and action taken as a result of the violation.

For the avoidance of doubt, nothing in this Code prohibits staff members from reporting potential violations of federal law or regulation to any U.S. governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of U.S. federal law or regulation. Staff members do not need prior authorization from the Firm, or any other person or entity affiliated with the Firm to make any such reports or disclosures and do not need to notify the Firm that they have made such reports or disclosures. Additionally, nothing in this Code prohibits a staff member from recovering an award pursuant to a whistleblower program of a government agency or entity.

Pre-clearance Requirements

The Firm’s Personal Account Dealing Policy (PAD) outlines the requirements for staff members to pre-clear personal trades. In short, the PAD requires pre-clearance of transactions in affected securities, including all transactions involving initial public offerings (IPOs) and private placements. Staff members should refer to the PAD for guidance before executing any personal transaction; the PAD is available on 24Staff Hub and any queries should be directed to the Compliance team.

Securities Accounts Covered by the Reporting Requirements

The Code requires reporting of holdings and transactions in all accounts holding any Securities over which staff members have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for staff members to exclude accounts held personally or by immediate family members sharing the same household if the staff member does not have any direct or indirect influence or control over the accounts, or if the staff member can rebut the presumption of beneficial ownership over family members’ accounts. Further details on this can be found in the PAD. Staff members must consult with the CCO before excluding any accounts held personally or by immediate family members sharing the same household.

Securities Required to be Reported (“Reportable Securities”)

The Firm requires staff members to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States or other G-10 countries;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by an open-end investment company /mutual funds, registered in the US, UK or EEA, unless TwentyFour or a control affiliate acts as an investment advisor or principle underwriter for the company / mutual fund;

•	A personal transaction in a life policy or interests in 529 college savings plans (please note, these types of accounts will still need to be disclosed on an initial and annual basis); and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered under the Investment Companies Act, none of which are advised or underwritten by TwentyFour or a controlling affiliate.

Exchange-traded funds, or ETFs are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements.

Initial Coin Offerings (ICO) and cryptocurrencies are not exempt and are considered Reportable Securities.

Required Periodic Reports

The Firm must collect information regarding the personal trading activities and holdings of all staff members. Staff members must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as initial and annual reports regarding holdings and existing accounts. Further details on this can be found in the PAD.

Quarterly Transaction Reports

Each quarter, staff members must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Reports regarding Securities transactions must be submitted via email to the CCO within 30 days of the end of each calendar quarter.

Any trades in Reportable Securities that did not occur through a broker-dealer, such as the purchase of a private fund, must be reported as well.

If a staff member did not have any transactions or account openings to report for the quarter, this should be indicated by the staff member via email to the CCO or on a form as specified by the CCO. These certification forms should be submitted to the CCO within 30 days of the end of each calendar quarter. Further details on this can be found in the PAD.

Initial and Annual Holdings Reports

Staff members must periodically report all Securities holdings. Reports regarding holdings must be submitted to the CCO on or before February 14th of each year, and within 10 calendar days of an individual first becoming a staff member. Initial reports must be current as of a date no more than 45 days prior to the date that the person became a staff member. Further details on the annual reports can be found in the PAD.

In lieu of submitting a list of accounts, staff members may submit copies of account statements that contain all of the same information. Staff members should sign and date each such statement before submitting it to the CCO. Any Reportable Securities not appearing on an attached account statement must be reported directly to the CCO.

If a staff member does not have any holdings and/or accounts to report, this should be indicated by the staff member via email to the CCO or on a form as specified by the CCO, which should be submitted to the CCO by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, a staff member is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan (however, the disclosure of accounts which hold Automatic Investment Plans must still be disclosed on an initial and annual basis); or

•	Any reports with respect to Securities held in accounts over which the staff member had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Further details on this can be found in the PAD. Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the transactions effected pursuant to an Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

The Firm’s Code is designed to mitigate any potential material conflicts of interest associated with staff members’ personal trading activities. Accordingly, the CCO will closely monitor staff members’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;

•	Trading opposite of client trades;

•	Trading ahead of clients; and

•	Trading that appears to be based on Material Non-Public Information.

The CCO will review all reports submitted pursuant to the Code for potentially abusive behavior, and will compare staff member trading activity with clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.